       OMB APPROVAL

OMB Number: 3235-0145
Expires:    October 31, 1994
Estimated average burden
hours per form ...........14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Thinking Tools, Inc.

                                (Name of Issuer)

                          Common Stock, $.001 par value


                         (Title of Class of Securities)

                                   884098 10 4
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Fred Knoll
                           Thinking Technologies, L.P.
                                 200 Park Avenue
                                   Suite 3900
                            New York, New York 10166
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2000
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  884098 10 4                                    Page 2 of 9 Pages
          -------------                                       ---  ---
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thinking Technologies, L.P.

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)
                                                                   (b)
-------------------------------------------------------------------------------
  3      SEC USE ONLY


-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         00
-------------------------------------------------------------------------------
  5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(c)


-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                       --------------------------------------------------------
                         8    SHARED VOTING POWER

                              12,242,809
                       --------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                               12,242,809
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,242,809

-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.5%

-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  884098 10 4                                    Page 3 of 9 Pages
          -------------                                       ---  ---
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fred Knoll

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)
                                                                   (b)

-------------------------------------------------------------------------------
  3      SEC USE ONLY


-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         00
-------------------------------------------------------------------------------
  5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               1,102,900
     OWNED BY EACH
       REPORTING
      PERSON WITH
                         ------------------------------------------------------
                           8    SHARED VOTING POWER

                                12,242,809

                         ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                1,102,900

                         ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                12,242,809
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,242,809

-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.7%

-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 3 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of Thinking Tools, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at c/o Knoll Capital Management, 200 Park Avenue, Suite 3900, New York, New York 10166.

Item 2. Identity and Background.

        This statement is being filed by Thinking Technologies, L.P., a Delaware limited partnership ("Technologies"), and Mr. Fred Knoll, the principal of Knoll Capital Management, L.P. ("Knoll Capital"), which is the general partner of Technologies. The principal executive office of Technologies and Mr. Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166. Technologies is primarily engaged in the business of investing. Knoll Capital is a venture capital firm specializing in the technology industry.

        During the last five years, neither Mr. Knoll nor Technologies has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        Mr. Knoll is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        In December 1999, Technologies acquired 1,964,961 shares of Common Stock upon the conversion of certain outstanding bridge notes issued to Technologies in November 1998.

        In December 1999, Mr. Knoll was issued options to purchase 352,900 shares of Common Stock, at a purchase price of $.50 per share, upon conversion of certain amounts owed to Mr. Knoll. These options were issued and vested as of December 10, 1999.

        In August 2000, Technologies and Richard Sears ("Sears"), one of the original limited partners of Technologies, entered into an Agreement for Distribution of Limited Partnership Interest (the "Distribution Agreement"). Pursuant to the Distribution Agreement, Sears was entitled to receive a distribution from Technologies of certain securities of the Company held by Technologies. In connection therewith, Sears received from Technologies 69,628 shares of Common Stock and five year warrants to purchase 5,453 shares of Common Stock exercisable at $3.90 per share, commencing July 1996.

        On November 27, 2000, Technologies was granted five year warrants to purchase 425,066 shares of Common Stock at an exercise price of $0.375 per share, exercisable commencing on February 12, 2001.

        Also on November 27, 2000, Technologies was issued a Demand Convertible Note (the "Note") in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year, which note provided that Technologies could, at its option, at any time commencing February 12, 2001, convert the principal amount of the Note together with interest into shares of Common Stock at a conversion price of $.375 per share (the "Conversion Price"). In February 2001, the Company's Board of Directors approved the reduction of the Conversion Price to $.12 per share. As of December 31, 2000, the amount outstanding under the Note is $881,794.84, which includes interest equal to $21,609.84.

Item 4. Purpose of Transaction.

        The shares of Common Stock to which this Statement relates are held by Technologies and Mr. Knoll as an investment.

Item 5. Interest in Securities of the Issuer.

        As of December 31, 2000, Technologies beneficially owned 12,242,809 shares of Common Stock (the "Technologies Shares"). The Technologies Shares constitute approximately 54.5% of the shares of the Company's Common Stock issued and outstanding as of December 31, 2000 (based upon a total of 10,204,637 shares of the Company's Common Stock issued and outstanding on December 31,
2000) (the "Outstanding Stock"). The Technologies Shares include (i) 3,850,414 shares of Common Stock; (ii) 468,242 shares of Common Stock issuable upon the exercise of warrants issued in July 1996 to Technologies, at an exercise price of $1.07 per share, which warrants expire in December 2006; (iii) 150,797 shares of Common Stock issuable upon the exercise of warrants issued in July 1996 to Technologies, at an exercise price of $3.90 per share, which warrants expire in July 2001; (iv) 425,066 shares of Common Stock issuable upon exercise of warrants issued in November 2000 to Technologies at an exercise price of $0.375 per share; and (v) 7,348,290 shares of Common Stock issuable upon conversion of the Note.

        As of December 31, 2000, Mr. Knoll beneficially owned 13,345,709 shares of Common Stock (the "Knoll Shares"). The Knoll Shares constitute approximately 56.7% of the Outstanding Stock. The Knoll Shares include (i) 12,242,809 of the Technologies Shares; (ii) warrants to purchase 549,800 shares of Common Stock exercisable at $.50 per share; (iii) options to purchase 352,900 shares of Common Stock exercisable at $.50 per share; and (iv) options to purchase 200,000 shares of Common Stock exercisable at $.50 per share; and (v) 200 shares of Series B Preferred Stock, $.001 par value per share, which are convertible into 200 shares of Common Stock.

        Mr. Knoll owns all of the outstanding shares of Series B Preferred Stock. The holders of a majority in voting power of the Series B Preferred Stock, voting together as a separate class, have the exclusive right to elect seven (7) members of the Board of Directors of the Company (the "Board") until March 7, 2002 and, thereafter, to elect five (5) members of the Board until March 7, 2005 or such number of members as will constitute a majority of the Board.

        Technologies and Mr. Knoll share the power to vote and dispose of or to direct the vote or to direct the disposition of the Technologies Shares owned of record by Technologies.

        Mr. Knoll has the sole power to vote and dispose of the Knoll Shares, except for the Technologies Shares which are described above.

        In addition to the transactions described in Item 3 above, on December 10, 1999, Mr. Knoll was issued (i) options to purchase 200,000 shares of Common Stock at an exercise price of $.50 per share, of which 100,000 are exercisable as of the date of issuance and 100,000 are exercisable as of December 10, 2000 and (ii) warrants to purchase 549,800 shares of Common Stock, at an exercise price of $.50 per share, exercisable commencing at any time or from time to time during the five year period commencing on March 7, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Contemporaneously with the acquisition by the Company of Tritium Network, Inc., a Delaware corporation ("Tritium"), on March 7, 2000, and as a condition to the Company entering into the asset purchase agreement, a voting agreement was entered into by and among the Company, Technologies, Mr. Knoll, and Tritium and its stockholders named on the signature page thereof, including Michael W. Lee, Tritium's principal stockholder (the "Voting Agreement"). Among other things, the Voting Agreement provides that for a period ending not later than December 31, 2002, Tritium, Technologies and each named stockholder agree to vote the shares of the Company's voting stock owned by them, and Mr. Knoll agrees to vote the shares of Series B Preferred owned by him, to (i) fix and maintain the number of directors on the Company Board at nine; (ii) elect to the Board five directors designated by the holders of the Series B Preferred; and
(iii) elect to the Board two directors designated by Michael W. Lee on behalf of Tritium or the stockholders. The remaining two directors will be outside directors elected by the stockholders.

        As described in Item 5 above, the holders of a majority in voting power of the Series B Preferred Stock, voting together as a separate class, have the exclusive right to elect seven (7) members of the Board until March 7, 2002 and, thereafter, to elect five (5) members of the Board until March 7, 2005 or such number of members as will constitute a majority of the Board.

        In July 2000, the Board approved a bridge financing offer from Technologies pursuant to which Technologies would loan the Company up to $500,000 (the "Technologies Bridge"). In November 2000, the Board approved an increase in the Technologies Bridge to up to $1,000,000 (together with the Technologies Bridge, the "Technologies Bridge Financing"). In order to induce Technologies to continue its bridge loans with the Company, in November 2000, Michael Lee, the President of StartFree.com, Inc., the wholly owned subsidiary of the Company, and Tritium Network, Inc. ("Tritium"), granted Technologies as collateral security for the repayment of bridge loans made by Technologies to the Company an option to purchase, for nominal consideration, 600,000 shares of the Company's Series A Preferred Stock owned by Michael Lee or Tritium, as the case may be, in the event that the Company fails to repay the Technologies Bridge Financing when due.

        As described in Item 3 above, Technologies and Sears entered into the Distribution Agreement with respect to certain securities of the Company.

        Except as otherwise set forth in this Statement, neither Technologies nor Mr. Knoll has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        The following document is filed as part of this Schedule 13-D:

Exhibit No.

         (2)(a) Voting Agreement, dated as of March 7, 2000, by and among Thinking Tools, Inc., Thinking Technologies, L.P., Fred Knoll, Tritium Network, Inc. and the stockholders of Tritium Network, Inc. whose names appear on the signature pages of the agreement (1).

         2(b) Option Agreement, dated as November 22, 2000, by and among Thinking Technologies, L.P., Michael Lee and Tritium Network, Inc.

------------------

(1) Incorporated herein by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 21, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 6, 2001

                                             Thinking Technologies, L.P.

                                             By: KNOLL CAPITAL MANAGEMENT



                                             By: /s/ Fred Knoll
                                                ------------------------------
                                                Name:  Fred Knoll
                                                Title: President

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 6, 2001



                                                /s/ Fred Knoll
                                                ------------------------
                                                Fred Knoll